UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

PURSUANT TO REGULATION A

April 15, 2026

(Date of Report (Date of earliest event reported))

RealtyMogul Income REIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	32-0487554
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification number)

333 S. Garland Ave., Suite 1300

Orlando, Florida 32801

(Full mailing address of principal executive offices)

(407) 876-1702

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Distributions

On December 31, 2025, our board of managers authorized a daily cash distribution of our common shares to shareholders of record as of the close of business on each day in the period beginning January 1, 2026 and ending on January 31, 2026 (of $0.0006304110 per share of common share from January 1, 2026 to January 27, 2026, and of $0.0006156164 per share from January 27, 2026 to January 31, 2026), and of $0.0006156164 per share of our common share (each, a “Distribution”) payable to shareholders of record as of the close of business on each day in the period beginning February 1, 2026 and ending on March 31, 2026 (each, a “Distribution Period”). The board of managers expects the Distributions will be paid on or about April 15, 2026.

Each Distribution equates to approximately 3.0% of our net asset value (“NAV”) on an annualized basis, assuming a $7.67 per share NAV (the then-current purchase price for the Distribution Period from January 1, 2026 to January 27, 2026) calculated for the Distribution Period beginning January 1, 2026 and ending on January 31, 2026, and approximately 3.0% of our NAV on an annualized basis, assuming a $7.49 per share NAV (the then-current purchase price effective January 28, 2026), calculated for the Distribution Period beginning February 1, 2026 and ending on March 31, 2026. The annualized basis return is not a guarantee or projection of future returns, and the board of managers may in the future authorize lower distributions or no distributions at all for any given period.

Management Compensation

The following fees are not paid directly by us, and we will not be entitled to these fees. There are instances in which we are the sole member and have control of a third-party entity in which we invest and which will pay the following fees. In addition, the following fees reduce the amount of funds that are invested in the underlying real estate and/or the amount of funds available to pay distributions to us, thereby reducing our returns in that particular investment.

The actual amounts of the following fees are dependent on, among other things, real estate transaction sizes, property income and performance, and distributable cash. We cannot determine specific amounts that may be paid in the future at the present time.

● Leasing Commission Fee – an amount equal to a market-rate leasing commission (inclusive of fee splits with third-party brokers), determined in accordance with customary commercial real estate brokerage practices for comparable properties, calculated with reference to the total expected base rent for the duration of the commercial lease at a given property. Any out-of-pocket marketing and leasing costs are borne by the given property.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REALTYMOGUL INCOME REIT, LLC

By:	/s/ Christopher D. Wideman
Name:	Christopher D. Wideman
Title:	Chief Executive Officer and President

Dated: April 15, 2026